UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Paragon Shipping Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

69913R309
(CUSIP Number)

Michael Bodouroglou c/o Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula Greece 011 30 210 891 4600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69913R309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Bodouroglou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

9,214,206

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

9,214,206

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,214,206

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18%

14.	TYPE OF REPORTING PERSON*

IN

*(SEE INSTRUCTIONS)

** Mr. Bodouroglou may be deemed to beneficially own 9,214,206 of these shares through Innovation Holdings, S.A., a Marshall Islands company of which he is the controlling person and Allseas Marine S.A., a Liberian company of which he is the controlling person.

CUSIP No.	69913R309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Innovation Holdings, S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,190,405

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,190,405

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,190,405

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16%

14.	TYPE OF REPORTING PERSON*

CO

*(SEE INSTRUCTIONS)

CUSIP No.	69913R309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Allseas Marine S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,023,801

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,023,801

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,023,801

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2%

14.	TYPE OF REPORTING PERSON*

CO

*(SEE INSTRUCTIONS)

CUSIP No.	69913R309

Introduction

This Amendment No. 1 to Schedule 13D ("Amendment No. 1 to Schedule 13D") amends the Schedule 13D filed on August 31, 2009 (the "Schedule 13D") by the Reporting Persons (as defined in Item 2, below), relating to their beneficial ownership of the Common Stock (as defined in Item 1, below) of Paragon Shipping Inc. (the "Issuer").

This Amendment No. 1 to Schedule 13D reflects a change in the number of shares beneficially owned by one Reporting Person, Michael Bodouroglou, and, for each Reporting Person, a change in the percentage of class represented by their ownership since the filing of the Schedule 13D.

This Amendment No. 1 to Schedule 13D also reports the entry into a purchase agreement by and between the Issuer, Allseas Marine S.A. and Loretto Finance Inc, dated November 10, 2009 (the "Purchase Agreement"), whereby the Issuer sold and Allseas Marine S.A., through its wholly-owned subsidiary Loretto Finance Inc., purchased 1,023,801 shares of Common Stock.  Pursuant to the Purchase Agreement, the Issuer also agreed that, upon the issuance of its Common Stock in the future to any third party or parties, the Issuer would issue to Allseas Marine S.A., at no cost, an additional number of shares of Common Stock such that Allseas Marine S.A. shall maintain its 2% shareholding of the Company's total issued and outstanding Common Stock after taking into consideration such third party issuances.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to the shares of Class A common stock, par value $0.001 per share (the "Common Stock") of Paragon Shipping Inc., a Marshall Islands corporation (the "Issuer").  The principal executive office and mailing address of the Issuer is 15 Karamanli Ave., GR 166 73 Voula Greece.

Item 2.	Identity and Background.

(a-c, f)
This Amendment No. 1 to Schedule 13D is being filed by Michael Bodouroglou, Innovation Holdings, S.A. and Allseas Marine S.A., both companies owned and controlled by Michael Bodouroglou, (the "Reporting Persons").  The principal business address of the Reporting Persons is: c/o - 15, Karamanli Ave. GR 166 73 Voula Greece.  Michael Bodouroglou is the Chief Executive Officer and Chairman of the Issuer.  The citizenship of Michael Bodouroglou is Greece.  The citizenship of Innovation Holdings, S.A. is the Marshall Islands.  The citizenship of Allseas Marine S.A. is the Republic of Liberia.

(d-e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, Michael Bodouroglou may be deemed to beneficially own 9,214,206 shares of Common Stock.  As of the date hereof, Innovation Holdings, S.A. owns 8,190,405 shares of Common Stock.  As of the date hereof, Allseas Marine S.A. owns 1,023,801 shares of Common Stock.  One million of the shares of the Common Stock issued to the Reporting Persons were issued pursuant to the Issuer's 2006 Amended and Restated Equity Incentive Plan.  One million twenty-three thousand eight hundred and one shares of the Common Stock issued to the Reporting Persons were issued pursuant to the Purchase Agreement.  The source of funds used by the Reporting Persons to purchase the balance of the securities reported herein is the working capital of Innovation Holdings, S.A.  For further information regarding these acquisitions please see Item 5.

Item 4.	Purpose of Transaction.

Innovation Holdings, S.A. and Allseas Marine S.A. hold their Common Stock for investment purposes.  The Common Stock that Michael Bodouroglou may be deemed to beneficially own is held for investment purposes, but as the Chief Executive Officer and Chairman of the Issuer, Michael Bodouroglou controls the management and policies of the Issuer.  In the future, Michael Bodouroglou may be involved in and may plan for his involvement in any or all of the following:

(1)	the acquisition of additional Common Stock of the Issuer, or the disposition of Common Stock of the Issuer;

(2)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(3)	a sale or transfer of a material amount of assets of the Issuer;

(4)	any material change in the present capitalization or dividend policy of the Issuer;

(5)	any other material change in the Issuer's business or corporate structure;

(6)	changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(7)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(8)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(9)	any action similar to those enumerated above.

Any future decision of Michael Bodouroglou to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer.

Michael Bodouroglou has the sole power to vote or direct the vote of 9,214,206 shares of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has the sole power to dispose or direct the disposition of 9,214,206 shares of Common Stock; and has shared power to dispose or direct the disposition of 0 shares of Common Stock.

Innovation Holdings, S.A. has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 8,190,405 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 8,190,405 shares of Common Stock.

Allseas Marine S.A. has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,023,801 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,023,801 shares of Common Stock.

The Issuer concluded a private placement in November 2006 pursuant to which the Issuer issued 2,250,000 shares of Common Stock and 450,000 warrants to purchase shares of Common Stock to Innovation Holdings, S.A.  In addition, the Issuer issued 2,003,288 Class B common shares to Innovation Holdings at the time of its private placement in November 2006.  Following the Issuer's initial public offering, all the 2,003,288 Class B common shares were converted into shares of Common Stock on a one-for-one basis.

Upon the completion of the Issuer's private placement in the forth quarter of 2006, the Issuer granted Michael Bodouroglou options to purchase an aggregate of 500,000 shares of Common Stock, all of which have been exercised.

On August 21, 2009, the Issuer granted 1,000,000 restricted shares of Common Stock to Innovation Holdings, S.A. under the Issuer's 2006 Amended and Restated Equity Incentive Plan.

On November 20, 2009, the Issuer granted 1,987,117 shares of Common Stock to Innovation Holdings, S.A..

On November 20, 2009, the Issuer granted 1,023,801 shares of Common Stock to Allseas Marine S.A..

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Innovation Holdings, S.A., a company controlled by Michael Bodouroglou, does not have any contract, arrangement, understanding or relationship with any person with respect to their respective shares of Common Stock.

Purchase Agreement

The information contained in Item 3 and Exhibit B are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

A.	Agreement between the Reporting Persons to file jointly

B.	Purchase Agreement between Paragon Shipping Inc., Allseas Marine S.A. and Loretto Finance Inc, dated November 10, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2009

INNOVATION HOLDINGS, S.A.* By: /s/ Michael Bodouroglou Name: Michael Bodouroglou Title: Principal
ALLSEAS MARINE S.A.* By: /s/ Michael Bodouroglou Name: Michael Bodouroglou Title: Principal

/s/ Michael Bodouroglou* Name: Michael Bodouroglou

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Agreement

The undersigned agree that this Schedule 13D/A dated December 1, 2009, and any amendments hereto, relating to the Common Stock of Paragon Shipping Inc. shall be filed on behalf of the undersigned.

Dated: December 1, 2009

INNOVATION HOLDINGS, S.A. By: /s/ Michael Bodouroglou Name: Michael Bodouroglou Title: Principal
ALLSEAS MARINE S.A. By: /s/ Michael Bodouroglou Name: Michael Bodouroglou Title: Principal

/s/ Michael Bodouroglou Name: Michael Bodouroglou

Exhibit B

PURCHASE AGREEMENT

This Purchase Agreement (the "Agreement") is made as of the 10th day of November, 2009, by and between Paragon Shipping Inc., a Marshall Islands corporation (the "Company" or "Paragon"), Allseas Marine S.A., a Liberian corporation ("Allseas") and Loretto Finance Inc., a Marshall Islands corporation ("Loretto").

W I T N E S S E T H:

WHEREAS, the Company is engaged directly and/or through its subsidiaries (collectively the "Paragon Group") primarily in the ownership, operation, management and chartering of drybulk carriers (the "Paragon Group Business"); and

WHEREAS, Allseas has expertise in the shipping industry and in the financing of vessels generally; and

WHEREAS, the Company has requested Allseas, and Allseas has agreed, to provide services to the Paragon Group in connection with the management and administration of the Paragon Group Business; and

WHEREAS, the Paragon Group and Allseas are parties to commercial and technical management agreements for the Paragon Group Business; and

WHEREAS, the Company has determined that services provided to the Paragon Group by Allseas, pursuant to the technical and commercial management agreements, are of significant value to the Company and that the continued service of Allseas should be sought through the issuance and sale of that number of the Company's Class A common stock, par value $0.001 per share (the "Common Shares") equal to 2% of the Company's total issued and outstanding Common Shares, subject to dilution protection and restrictions on transferability, to Allseas, through its wholly-owned subsidiary Loretto.

NOW, THEREFORE, the parties hereby agree as follows:

1.           Transaction.  The Company shall issue to Loretto 1,023,801 Common Shares, equivalent to 2% of the Company's total issued and outstanding Common Shares as of the date hereof, or as promptly as practicable thereafter, in exchange for a payment to the Company of $3,767,588 or US$ 3,68 per share. In the event of a capital increase ("Increase"),  or of any future equity offerings by the Company ("Equity Offerings"), or in the event that the Company shall issue additional Common Shares to any third party or parties after the date hereof (a "Third Party Issuance"), the Company shall also issue to Loretto at the time of such Increase, or Equity Offerings, or Third Party Issuance, at no cost whatsoever, a number of additional Common Shares, each  an ("Additional Allseas Issuance"), which will maintain Loretto's shareholding at 2% (two percent) of the Company's total issued and outstanding Common Shares  following any Increase or any Equity Offerings or Third Party Issuance.  The Common Shares issued to Loretto pursuant to this Agreement may not be transferred for a period of one year from their date of issuance and shall not be registered during such period of one year with the Securities and Exchange Commission.  The certificates for such Common Shares shall bear the appropriate restrictive legends to such effect.

2.           Term.  This Agreement shall come into effect commencing on the date hereof and shall continue for the period that Allseas serves as commercial and technical manager of the Paragon Group Business (unless sooner terminated on the basis of any other provision of this Agreement) (the "Term").

3.           Termination.  This Agreement, unless otherwise agreed in writing between the parties, shall be terminated as follows:

(a)           At the end of the Term unless extended by mutual agreement in writing.

(b)	The parties, by mutual agreement, may terminate this Agreement at any time.

(c)           The Company may terminate this Agreement at any time without cause.

(d)           Either party may terminate this Agreement for any material breach of its terms and provisions by the other party.

4.           Confidentiality.  None of the parties will make any public announcement concerning this Agreement.  Notwithstanding the foregoing, the parties agree that the execution of this Agreement shall be disclosed by the Company promptly in a press release in the form previously agreed to between the parties and on a Form 6-K to be filed by the Company with the SEC.

5.           Assignments.  This Agreement is not assignable by either party without the prior written consent of the other.

6.           Entire Agreement.  This Agreement constitutes the entire and only agreement between the parties in relation to its subject matter and replaces and extinguishes all prior agreements, undertakings, arrangements, understandings or statements of any nature made by the parties or any of them whether oral or written with respect to such subject matter.

7.           Amendments.  No modification, alteration or waiver of any of the provisions of this Agreement shall be effective unless in writing and signed on behalf of each of the parties. The headings in this Agreement do not form part thereof.

8.           Notices.  Every notice, request, demand or other communication under this Agreement shall:

(a)           be in writing delivered personally, by courier or served through a process server;

(b)           be deemed to have been when delivered personally or through courier or served at the address below; and

(c)           be sent:

(i) If to the Company, to:
PARAGON SHIPPING INC.
15 Karamanli Ave.,
Voula 16673,
Athens, Greece

(ii) If to Allseas, to:
ALLSEAS MARINE S.A.
15 Karamanli Ave.,
Voula 16673,
Athens, Greece

(iii) If to Loretto, to:
LORETTO FINANCE INC.
c/o ALLSEAS MARINE S.A.
15 Karamanli Ave.,
Voula 16673,
Athens, Greece

or to such other person or address, as is notified by the relevant party to the other parties to this Agreement and such notification shall not become effective until notice of such change is actually received by the other parties.  Until such change of person or address is notified, any notification to the above addresses are agreed to be validly effected for the purposes of this Agreement.

9.           Governing Law and Jurisdiction.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflict of laws principles.  Any legal action or proceeding in connection with this Agreement or the performance hereof may be brought in the state and federal courts located in the Borough of Manhattan, City, County and State of New York, and the parties hereby irrevocably submit to the non-exclusive jurisdiction of such courts for the purpose of any such action or proceeding.  The parties hereby irrevocably waive trial by jury in any action, proceeding or claim brought by any party hereto or beneficiary hereof on any matter whatsoever arising out of or in an way connected with this agreement.

[Signature Page Follows]

This Agreement may be executed in written counterparts which together shall constitute one instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

PARAGON SHIPPING INC.

By:	/s/ Christopher J. Thomas
Name:	Christopher J. Thomas
Title:	Chief Financial Officer

ALLSEAS MARINE S.A.

By:	/s/ Maria Stefanou
Name:	Maria Stefanou
Title:	Director

LORETTO FINANCE INC.

By:	/s/ Maria Stefanou
Name:	Maria Stefanou
Title:	Director

SK 25744 0001 1050121 v2